Kimco Realty Corporation
500 North Broadway, Suite 201
Jericho, NY  11753

November 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance, Office of Real Estate & Construction
Washington, D.C. 20549
Attention: Ruairi Regan; Jeffrey Gabor

Re:	Kimco Realty Corporation Registration Statement on Form S-4 File No. 333-274926 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kimco Realty Corporation, a Maryland corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-274926), as amended, to 4:30 p.m. Eastern Time on November 9, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Steven R. Green of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration.

If you have any questions concerning this request, or if you require any additional information, please feel free to contact Steven R. Green of Wachtell, Lipton, Rosen & Katz at (212) 403-1035 or by email at SRGreen@wlrk.com.  Please notify him when this request for acceleration has been granted.

[signature page follows]

Very truly yours,
Kimco Realty Corporation
/s/ Glenn G. Cohen
Glenn G. Cohen Chief Financial Officer

cc:
Steven R. Green, Wachtell, Lipton, Rosen & Katz